UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)1

BlackRock Kelso Capital Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

092533108

(CUSIP Number)

February 19, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Summer Street BRK Investors, LLC I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,159,270

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

6,159,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,59,270

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11% [2]

12.	TYPE OF REPORTING PERSON *

CO

2 This percentage is based on 55,423,416 shares of Common Stock outstanding as of November 6, 2008, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

Page 2 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Pension Trust I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,159,270

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

6,159,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,59,270

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11% [3]

12.	TYPE OF REPORTING PERSON *

CO

3 This percentage is based on 55,423,416 shares of Common Stock outstanding as of November 6, 2008, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

Page 3 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Asset Management Incorporated I.R.S. # 06-1238874

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,159,270

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

6,159,270

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,59,270

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11% [4]

12.	TYPE OF REPORTING PERSON *

IA, CO

  4 This percentage is based on 55,423,416 shares of Common Stock outstanding as of November 6, 2008, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

Page 4 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 5 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. # 14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 9 below)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

Disclaimed (see 9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclaimed by General Electric Company

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒ Disclaimed (see 9 above)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not Applicable (see 9 above)

12.	TYPE OF REPORTING PERSON *

CO

* SEE INSTRUCTIONS BEFORE FILING OUT!

Page 5 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 6 of 9

INTRODUCTORY NOTE:  This Schedule 13G is filed on behalf of Summer Street BRK Investors, LLC, a Delaware limited liability company (“Summer Street”), General Electric Pension Trust, a trust organized under the laws of the State of New York (“GEPT”), General Electric Company, a New York corporation ("GE") and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM", and together with Summer Street, GEPT and GE, the “Reporting Persons”).  Summer Street is the registered holder of shares of Common Stock of the Issuer.  GEPT is the sole member of Summer Street.  GEAM is a registered investment adviser and acts as Manager of Summer Street and investment manager for GEPT.  Summer Street, GEPT, GEAM and GE expressly disclaim that they are members of a "group."  GE disclaims beneficial ownership of all shares.

Item 1(a)	Name of Issuer

BlackRock Capital Corporation

Item 1(b)	Address of Issuer’s Principal Executive Office:

40 East 52nd Street, New York, NY  10022

Item 2(a)	Name of Person Filing

Summer Street BRK Investors, LLC

General Electric Pension Trust

GE Asset Management Incorporated

General Electric Company

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal offices of Summer Street, GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905.  The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

Item 2(c)	Citizenship

Summer Street BRK Investors, LLC – Delaware limited liability company

General Electric Pension Trust – New York common law trust

GE Asset Management Incorporated - Delaware corporation

General Electric Company - New York corporation

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

092533108

Page 6 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 7 of 9

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

Item 3 is not applicable.

Item 4	Ownership

		Summer Street	GEPT	GEAM	GE
(a)	Amount beneficially owned	6,159,270	6,159,270	6,159,270	Disclaimed
(b)	Percent of class	11%	11%	11%	Disclaimed
(c)	No. of shares to which person has

	(i) sole power to vote or direct the vote	None	None	None	None
	(ii) shared power to vote or direct the vote	6,159,270	6,159,270	6,159,270	Disclaimed
	(iii) sole power to dispose or to direct disposition	None	None	None	None
	(iv) shared power to dispose or to direct disposition	6,159,270	6,159,270	6,159,270	Disclaimed

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent or Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See disclosure in Introductory Note herein.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of a Group: Not applicable.

Item 10	Certification

By signing below, each person signing on behalf of the Reporting Persons certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 7 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 19, 2009

SUMMER STREET BRK INVESTORS, LLC
By:	GE Asset Management Incorporated, its Manager
By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland
Name: James W. Ireland
Title: Vice President

Page 8 of 9 Pages

CUSIP No. 092533108	SCHEDULE 13G	Page 9 of 9

  Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of BlackRock Capital Corporation is being filed on behalf of each of the undersigned.

Date:               February 19, 2009

SUMMER STREET BRK INVESTORS, LLC
By:	GE Asset Management Incorporated, its Manager
By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Daniel L. Furman
Name: Daniel L. Furman
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland
Name: James W. Ireland
Title: Vice President

Page 9 of 9 Pages